EXHIBIT (a)(5)(C)

News Release	2525 Dupont Drive Irvine, CA 92612-1599 (714) 246-4500
www.allergan.com

FOR IMMEDIATE RELEASE

ALLERGAN ANNOUNCES FINAL RESULTS OF TENDER OFFER
FOR ANY AND ALL OF ITS OUTSTANDING
LIQUID YIELD OPTION ZERO COUPON
CONVERTIBLE SUBORDINATED NOTES DUE 2020

IRVINE, Calif. – Allergan, Inc. (NYSE: AGN) today announced final results of its previously announced offer to purchase any and all of its outstanding zero coupon convertible subordinated notes due 2020 issued in November 2000, referred to as “Liquid Yield Option™ Notes”. The offer expired at 11:59 p.m., Eastern time, on December 16, 2002.

Allergan has been advised by the depositary that, as of the expiration time of the offer, approximately $588 million in aggregate principal amount at maturity of notes had been validly tendered and not withdrawn pursuant to the tender offer (including approximately $17 million of notes tendered pursuant to the procedures for guaranteed delivery). Allergan has accepted for purchase, at a purchase price of $647.50 per $1,000 principal amount at maturity, all of the notes validly tendered and not withdrawn pursuant to the tender offer. The cash payment required to complete the tender is approximately $381 million. Payment for the notes accepted for purchase, and return of any other notes tendered and not accepted, is expected to occur on or about Friday, December 20, 2002.

For the offer, Banc of America Securities LLC served as the dealer manager, The Bank of New York was the depositary and D.F. King & Co. was the information agent.

The term “Liquid Yield Option” is a trademark of Merrill Lynch & Co., Inc.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. The forward-looking statements include, among other things, statements regarding the intent, belief or expectations of Allergan and its officers. While forward-looking statements reflect Allergan’s good faith belief and best judgment based upon current information, they are not guarantees of future performance and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from expectations. In particular, Allergan cannot assure you that payment of the purchase price for the tendered notes will be successfully completed in the time set forth herein. Additional information concerning these and other risk factors can be found in press releases issued by Allergan as well as Allergan’s public periodic filings with the Securities and Exchange Commission, including the discussion under the heading “Certain Factors and Trends Affecting Business” in Allergan’s 2001 Form 10-K for the year ended December 31, 2001 and Allergan’s

Form 10-Q for the quarter ended September 27, 2002. Copies of Allergan press releases, the full prescribing information for the products mentioned and additional information about Allergan are available on the World Wide Web at www.allergan.com, or you can contact the Allergan Investor Relations Department by calling (714)-246-4636.

ABOUT ALLERGAN, INC.

Allergan, Inc., with headquarters in Irvine, California, is a technology-driven, global health care company providing eye care and specialty pharmaceutical products worldwide. Allergan develops and commercializes products in the eye care, neuromodulator and skin care markets that deliver value to our customers, satisfy unmet medical needs, and improve patients’ lives.

ALLERGAN CONTACTS:

Jim Hindman (714) 246-4636 (investors)
Suki Shattuck (714) 246-5621 (investors/media)
Christine Cassiano (714) 246-5134 (media)